Exhibit 4.50

[STATE EMBLEM OF THE REPUBLIC OF ARMENIA]

REPUBLIC OF ARMENIA

MINISTRY OF TRANSPORT AND COMMUNICATION

LICENSE

No. 765

FOR PROVISION OF TELEPHONE SERVICES

Issued to:

K-Telecom

Closed Joint-Stock Company (Licensee)

50 Khanjian Str., Yerevan, Republic of Armenia

Type of activity:

Global System for Mobile communications (GSM) Services, i.e. public mobile communication services in 900/1800 MHz radiofrequency band, which are provided through an international cellular radio communication system built in accordance with the technical specifications of GSM (Global System for Mobile communications), as published from to time by the European Telecommunication Standards Institute.

For the purposes of this License, the term “public mobile services” shall mean such radio telecommunication services, for which the service providers shall be entitled to offer and provide to the public paid mobile telecommunication services, cellular telephone services, paging, personal communication services, specialized mobile radio, GSM, mobile satellite services or other mobile radio services, for which licenses may be issued and frequencies may be allocated by state authorities.

Place of Business:  Territory of the Republic of Armenia

Term of Validity of the License: 15 years

The term of the License shall be extended for fifteen (15) years upon written application of the Licensee, which shall be submitted not earlier than twenty-four (24) months and not later than twelve (12) months before the date of expiration of the current validity of the License, unless the Ministry of Transport and Communication or any other authority authorized by Government of the Republic of Armenia or the Laws of the Republic of Armenia to regulate the sector of the telecommunication of Armenia, not later then six (6) months before the expiration of the respective term of the License (the “Regulator”) raises material objections against renewal of the License. If the objections are raised in connection with the events occurring within six (6) months preceding the expiration of the respective term of the License, then the above mentioned time limits shall not apply.

With respect to such application for extending the validity, the Licensee shall be entitled to extension, if during the validity of the License the actions of the Licensee complied in all material respects with the provisions of the License and other applicable laws, regulations and rules.

In determining the terms and conditions of any renewal, the Regulator may take into account any change in circumstances, including technological advancements.

The Regulator shall discuss submitted application as expeditiously as possible, provided that the Regulator may require the Licensee to submit any documents or other necessary information, which are reasonably required for verifying above mentioned compliance of the Licensee’s activity.

No fee shall be charged for renewing the License.

Issue Date:  04.11.2004

Mandatory Terms and Conditions of the Licensee’s Activity:

a.               The Licensee shall be governed in its activities by the requirements of the legislation of the Republic of Armenia, including the regulation adopted by the Regulator, as well as the provisions related to the obligations of the second GSM operator stipulated by the amended and re-approved version of the License 60 of Armentel JV Closed Joint-Stock company as approved by the Government of the Republic of Armenia on the 3d of November 2004.

b.              The License may be transferred to another owner (including through the judiciary act) only upon written consent of the Regulator or through succession. In any other cae, the License shall be subject to termination.

MINISTER OF TRANSPORT AND COMMUNICATION
OF THE REPUBLIC OF ARMENIA

[Signature]

A.MANUKYAN

[Round Seal with the State Emblem of the Republic of Armenia reading “Ministry of Transport and Communication of the
Republic of Armenia” in Armenian, English and Russian
languages]

04 November 2004